Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333- 170406 and
Supplement dated October 10, 2013)	333-170406-01 through 333-170406-12

$500,000,000 5.625% Senior Notes due 2023

Term Sheet

October 10, 2013

Issuer:	L Brands, Inc.

Offering Size:	$500,000,000 aggregate principal amount

Title of Securities:	5.625% Senior Notes due 2023

Maturity:	October 15, 2023

Offering Price:	100.000%

Coupon	5.625%

Yield to Maturity:	5.625%

Interest Payment Dates:	October 15 and April 15, commencing April 15, 2014

Record Dates:	October 1 and April 1

Optional Redemption:	Make-whole call at T+50 bps at any time

Equity Clawback:	Up to 35% at 105.625% prior to October 15, 2016

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Senior Co-Managers:	HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

Trade Date:	October 10, 2013

Settlement Date:	October 16, 2013 (T+3)

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Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commission and estimated offering expenses from the sale of the notes will be approximately $495,250,000.

CUSIP Number:	501797 AJ3

ISIN Number:	US501797AJ37

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	800-294-1322 (toll free)

Citigroup Global Markets Inc.	212-723-6020 (call collect)

J.P. Morgan Securities LLC	800-221-1037 (toll free)

The information in this communication supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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